Exhibit (d)(2)(B)(i)

October 7, 2024

Josie Amendola

Director, DC National Accounts

50 Hudson Yards

New York, NY 10001

Dear Ms. Amendola:

This letter is to inform you that on Wednesday, September 25, 2024, the Board of Trustees (the “Board”) of Voya Investors Trust (“VIT”) approved the termination of the Sub-Advisory Agreement, effective May 1, 2017, among VIT, Voya Investments, LLC (“VIL”) and BlackRock Financial Management, Inc. (“BlackRock”) (the “Sub-Advisory Agreement”) and the Sub-Sub-Investment Advisory Agreement, dated May 1, 2017, between and among BlackRock and BlackRock International Limited (the “Sub-Sub-Advisory Agreement” and together with the Sub-Advisory Agreement, the “Agreements”).

Pursuant to Section 16 of the Sub-Advisory Agreement and Section 8 of the Sub-Sub-Advisory Agreement, the Agreements may be terminated with respect to VY® BlackRock Inflation Protected Bond Portfolio, a series of VIT (the “Portfolio”), at any time, without penalty, by the Board upon 60 days’ written notice to VIL and BlackRock and BlackRock International Limited. Therefore, the Agreements will terminate in accordance with the respective sections of the Agreements, effective at the close of business on December 6, 2024. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Respectfully,

/s/ Todd Modic Todd Modic Senior Vice President Voya Investors Trust